March 18, 2010

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

ATTENTION:  Larry Spirgel

RE:         Augme Technologies, Inc. (formerly known as Modavox, Inc.)
Form 10-K for the year ended February 28, 2009
Filed June 15, 2009
Form 10-Q for the quarterly period ended November 30, 2009
Filed January 19, 2010
File No. 333-57818

Dear Mr. Spirgel:

In connection with the response from Augme Technologies, Inc. (formerly known as Modavox, Inc. (“the Company”)) to your letter dated February 26, 2010, regarding the above-referenced Form 10-K filed by the Company for the year ended February 28, 2009 and the Form 10-Q filed by the Company for the quarterly period ended November 30, 2009 (the “Comment Letter”), this correspondence from the Company is to acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark D. Severini
Mark D. Severini
Chief Executive Officer & Principal Financial Officer